Filed Pursuant to Rule 433
Registration Statement No. 333-164783

Pricing Term Sheet dated as of May 9, 2012

Annaly Capital Management, Inc. (NYSE: “NLY”)
Offering of

$750,000,000 aggregate principal amount of
5.00% Convertible Senior Notes due 2015
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated May 8, 2012 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and (ii) the related base prospectus dated February 8, 2010, each filed under Registration Statement No. 333-164783.

Issuer: Trade Date: Settlement Date: Notes:	Annaly Capital Management Inc., a Maryland corporation. May 9, 2012. May 14, 2012. 5.00% Convertible Senior Notes due 2015.

Aggregate Principal Amount Offered:

$750.0 million aggregate principal amount of Notes (excluding the underwriter’s option to purchase up to $112.5 million of additional aggregate principal amount of Notes to cover over-allotments, if any).

Initial Public Offering Price:	98.0%

Maturity:	The Notes will mature on May 15, 2015, unless earlier repurchased or converted.

Annual Interest Rate:	5.00% per annum.

Interest Payment and Record Dates:	Interest will accrue from May 14, 2012, and will be payable semiannually in arrears on November 15 and May 15 of each year, beginning on November 15, 2012, to the person in whose name a Note is registered at the close of business on November 1 or May 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on
May 8, 2012:	$16.47 per share of the Issuer’s common stock.

Initial Conversion Premium:	Approximately 15% above the NYSE Last Reported Sale Price on May 8, 2012.

Initial Conversion Price:	Approximately $18.94 per share of the Issuer’s common stock.

Initial Conversion Rate:	52.7969 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer intends to use substantially all of the net proceeds to purchase mortgage-backed securities. The Issuer then intends to increase its investment assets by borrowing against these mortgage-backed securities and using the proceeds of such borrowings to acquire additional mortgage-backed securities. The Issuer also may use net proceeds from this offering for general corporate purposes, which may include the retirement of its long-term indebtedness, additional investments and repayment of short term indebtedness.

Commissions and Discounts:	After the initial offering of the Notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell Notes through certain of their affiliates.

CUSIP / ISIN:	035710 AB8 / US035710AB87

Fundamental change:	Noteholders may require the Issuer to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of notes to be repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. Notes will be repurchased in exchange for shares of the Issuer’s common stock using a price per share equal to the average daily VWAP of the Issuer’s common stock for the 20 consecutive trading days ending on the trading day immediately prior to the occurrence of the fundamental change.

Adjustment to Conversion Rate Upon Conversion Upon
Certain Events :

If holder elects to convert notes in connection with a change of control make-whole, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock, as described below.  The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock Price
Effective Date	$ 16.47	$ 16.75	$ 17.00	$ 17.50	$ 18.00	$ 18.50	$ 18.94	$ 20.00	$ 21.00	$ 22.00
May 14, 2012	7.9196	7.7404	7.5073	6.0970	4.8355	3.7200	2.8581	1.2579	0.0698	0.0667
May 15, 2013	7.9196	7.7255	7.2447	5.8144	4.5383	3.4142	2.5483	0.9146	0.0000	0.0000
May 15, 2014	7.9196	7.4335	6.6238	5.1251	3.7917	2.6287	1.7491	0.1785	0.0000	0.0000
May 15, 2015	7.9196	6.9046	6.0266	4.3460	2.7587	1.2572	0.0014	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $22.00 (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $16.47 (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 60.7165 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as described in “Description of Notes— Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement

Additional Tax Disclosure

The notes will be issued with original issue discount for U.S. federal income tax purposes.  Please see the discussion under “Additional Material U.S. Federal Income Tax Considerations—Tax Treatment of U.S. Holders—Original Issue Discount” in the Preliminary Prospectus Supplement.

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The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer or the underwriters will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, J.P. Morgan Securities LLC toll-free at 1-866-803-9204 or UBS Securities LLC at 1-888-827-7275.

This communication should be read in conjunction with the preliminary prospectus supplement dated May 8, 2012 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.